This AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement"), dated as of March 31, 1994, by and among Ralston Purina Company, a Missouri corporation ("Ralston"), Ralston Purina International, Inc., a Delaware corporation and wholly owned subsidiary of Ralston ("RPII"), VCS Holding Company, a Delaware corporation and wholly owned subsidiary of RPII ("VCS"), and Ralcorp Holdings, Inc., a newly formed Missouri corporation which is presently a wholly owned subsidiary of Ralston ("Ralcorp").

WITNESSETH:

WHEREAS, Ralston is engaged in various businesses, including the businesses of manufacturing, distributing and selling a line of branded and private label cereals, including the "Chex" brand cereal products, in the United States and the Western Hemisphere (collectively, the "Cereal Business"), baby food under the "Beech-Nut" brand (the "Baby Food Business") and branded and private label cookies, crackers and snacks (the "Bremner Business"), and indirectly, through subsidiaries wholly owned by RPII, is engaged in the all season resort business operated by Keystone Resorts Management, Inc. ("KRMI"), the related real estate business conducted by Summit County Land Company ("Summit") and in the coupon redemption business operated by American Redemption Systems, Inc. ("ARS"); and

WHEREAS, the Board of Directors of Ralston (the "Ralston Board") has determined that it is in the best interests of Ralston to consolidate Ralston's Cereal Business, Baby Food Business, Bremner Business, ski resort and related real estate business and coupon redemption business into Ralcorp and to distribute the $.01 par value common stock of Ralcorp ("Common Stock") to shareholders of its $.10 par value Ralston-Ralston Purina Group Common Stock ("RPG Stock"); and

WHEREAS, in order to effect such consolidation the Ralston Board has determined that (1) RPII will contribute approximately $600 million of existing intercompany debt owing from Ralston to RPII to the capital of VCS, (2) RPII will thereafter merge with and into Ralston (the "Merger"), so that Ralston, as the surviving corporation in the Merger will succeed to all the remaining assets (including the stock of KRMI, Summit, ARS, and VCS) and liabilities of RPII and (3) Ralston will thereafter contribute all of the assets of the Cereal, Baby Food and Bremner Businesses and all of the capital stock of KRMI, Summit and ARS as a capital contribution to Ralcorp and certain of its subsidiaries, and Ralcorp and such subsidiaries will assume certain liabilities associated with such contributed assets, including approximately $365 million of newly placed debt; and

WHEREAS, in order to effect such distribution of the ownership of Ralcorp to the holders of RPG Stock, the Ralston Board has determined that it is necessary and desirable to (1) repurchase shares of Ralston stock held by certain key Ralcorp employees by exchanging shares of Common Stock of approximately equal value for such shares of Ralston stock and (2) distribute the remaining outstanding shares of Common Stock (constituting substantially all of the outstanding shares) on a pro rata basis to the holders of RPG Stock, such distributions being hereinafter referred to collectively as the "Distribution"; and

WHEREAS, the Ralston Board has also determined that it will contribute to VCS as a capital contribution all of the outstanding stock of several operating subsidiaries and certain other subsidiaries presently owned by RPII, along with associated notes receivable from such subsidiaries or their affiliates; and

WHEREAS, the Merger is intended to qualify for non-recognition treatment under Section 368(a)(1)(A), the transfer of assets and liabilities to Ralcorp and certain of its subsidiaries is intended to qualify for non-recognition treatment under Section 368(a)(1)(D) and Section 351 and the Distribution is intended to qualify for non-recognition treatment under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"); and

WHEREAS, the parties hereto have determined that it is necessary and desirable to set forth the principal corporate transactions required to effect the Distribution and to set forth other agreements that will govern certain other matters prior to and following the Distribution;

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained and intending to be legally bound thereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.01 General. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

Action: any action, claim, suit, arbitration, inquiry, proceeding or investigation by or before any court, governmental or other regulatory or administrative agency or commission or any arbitration or other tribunal.

Affiliate: with respect to any specified Person, an "affiliate" as defined in Rule 405 promulgated pursuant to the Securities Act; provided, however, that for purposes of this Agreement (i) Affiliates of Ralcorp shall not be deemed to include Ralston or any of its subsidiaries or Affiliates other than Ralcorp, KRMI, Summit and ARS or Subsidiaries of Ralcorp, KRMI, Summit and ARS, and (ii) Affiliates of Ralston shall not be deemed to include Ralcorp, KRMI, Summit and ARS or Subsidiaries of Ralcorp, KRMI, Summit and ARS.

Ancillary Agreements: all of the agreements, instruments, understandings, assignments and other arrangements entered into in connection with the transactions contemplated hereby, including, without limitation, the Bridging Agreement, the Tax Sharing Agreement, the Technology Agreement and the Trademark Agreement.

ARS:  as defined in the recitals to this Agreement.

Asset: any and all assets and properties, tangible or intangible, including the following: (i) cash, notes and trade receivable accounts (whether current or non-current and including all rights with respect thereto); (ii) certificates of deposit, bankers' acceptances, stock, debentures, evidences of indebtedness, certificates of interest or participation in profit-sharing agreements, collateral-trust certificates, preorganization certificates, investment contracts, voting-trust certificates; (iii) trade secrets, confidential information, registered and unregistered trademarks, service marks, service names, trade styles and trade names and associated goodwill; statutory, common law and registered copyrights; applications for any of the foregoing, rights to use any of the foregoing and other rights in, to and under any of the foregoing; (iv) rights under leases, contracts, licenses, permits, and sales and purchase agreements; (v) real estate and buildings and other improvements thereon and timber and mineral rights of every kind;
(vi) leasehold improvements, fixtures, trade fixtures, machinery, equipment (including transportation and office equipment), tools, dies and furniture; (vii) office supplies, production supplies, spare parts, other miscellaneous supplies and other tangible property of any kind; (viii) raw materials, work-in-process, finished goods, consigned goods and other inventories; (ix) prepayments or prepaid expenses; (x) claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind; (xi) the right to receive mail and other communications;
(xii) lists of advertisers, records pertaining to advertisers and accounts, lists and records pertaining to suppliers and agents, and books, ledgers, files and business records of every kind;
(xiii) advertising materials and other recorded, printed or written materials; (xiv) goodwill as a going concern and other intangible properties; (xv) personnel records and employee contracts, including any rights thereunder to restrict an employee from competing in certain respects; and (xvi) licenses and authorizations issued by any governmental authority.

Baby Food Business: as defined in the recitals to this Agreement.

Bremner Business:  as defined in the recitals to this Agreement.

Bremner Finance:  Bremner Finance, Inc., a Delaware corporation.

Bridging Agreement: as defined in Section 5.03 of this Agreement.

Business Day: any day other than a Saturday, a Sunday or a day on which banking institutions located in the State of Missouri are obligated by law or executive order to close.

CBG Options:  as defined in Section 7.04 of this Agreement.

CBG Stock:  Ralston Purina Company Ralston-Continental Baking
Group Common Stock, par value $.10 per share.

Cereal Business:  as defined in the recitals to this Agreement.

Claims:  as defined in Section 4.01 of this Agreement.

Common Stock:  Ralcorp Holdings, Inc. common stock, par value
$.01 per share.

Code: the Internal Revenue Code of 1986, as amended, or any successor legislation.

Collective Bargaining Agreement: any collective bargaining or other labor agreement to which any member of either Group is a party, including those listed on Schedule 7.09.

Current Plan Year: the plan year or fiscal year, to the extent applicable with respect to any Plan, during which the Distribution Date occurs.

Disputed Items:  as defined in Section 5.05 of this Agreement.

Distribution:  as defined in the recitals to this Agreement.

Distribution Date:  the date, to be determined by the Ralston
Board, or the Executive Committee thereof, as of which the Distribution shall be effected.

ERISA: the Employee Retirement Income Security Act of 1974, as amended, or any successor legislation.

ESOP Stock:  Ralston Purina Company Series A ESOP Convertible
Preferred Stock, $1.00 par value.

Exchange Act: the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

Final Date:  the fifteenth Business Day after the Distribution
Date.

Form 10: as defined in Section 2.06 of this Agreement.

Former Ralston Businesses:  all of the businesses and operations
(i) heretofore but not currently conducted by any member of the Ralston Group or the Ralcorp Group or by any former Subsidiary of any such member or (ii) currently or heretofore conducted by any such former Subsidiary.

Group:  the Ralston Group or the Ralcorp Group

Indemnifiable Loss: with respect to any claim by an Indemnitee for indemnification hereunder, any and all losses, liabilities, claims, damages, obligations, payments, costs and expenses (including, without limitation, the costs and expenses of any and all Actions, demands, claims and assessments, and any and all judgments, settlements and compromises related thereto and reasonable attorney's fees and expenses in connection therewith) incurred or suffered by such Indemnitee with respect to such claim except as may arise in connection with the performance of any of the Ancillary Agreements, which shall, in each such case, be governed by the terms of such Ancillary Agreement.

Indemnitee:  as defined in Section 4.03 of this Agreement.

Indemnitor:  as defined in Section 4.03 of this Agreement.

Information:  as defined in Section 6.02 of this Agreement.

Information Statement: the information statement to be sent to holders of RPG Stock in connection with the Distribution, which shall set forth appropriate disclosures concerning Ralcorp, the Distribution and other related matters.

IRS:  the Internal Revenue Service.

ISP:  the Ralston Purina 1988 Incentive Stock Plan.

KRMI:  as defined in the recitals to this Agreement.

Liabilities: all claims, debts, liabilities, royalties, license fees, losses, costs, expenses, deficiencies, litigation proceedings, taxes, levies, imposts, duties, deficiencies, assessments, attorneys' fees, charges, allegations, demands, damages, judgments or obligations, whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown and whether or not the same would properly be reflected on a balance sheet, including all costs and expenses relating thereto.

Merger:  as defined in the recitals to this Agreement.

Merger Agreement:  as defined in Section 2.01 of this Agreement.

Net Worth:  as defined in Section 5.05 of this Agreement.

Net Worth Statement: as defined in Section 5.05 of this Agreement.

Notice of Claim:  as defined in Section 4.03 of this Agreement.

NYSE:  the New York Stock Exchange.

Person: an individual, a partnership, a joint venture, a corporation, a trust or other entity, an unincorporated organization or a government or any department or agency thereof.

Plan: any plan, policy, arrangement, contract or agreement providing benefits (including salary, bonuses, deferred compensation, incentive compensation, savings, stock purchases, pensions, profit sharing, welfare benefits or retirement or other retiree benefits, including retiree medical benefits) for any group of employees or former employees or individual employee or former employee, or the beneficiary or beneficiaries of any such employee or former employee, whether formal or informal or written or unwritten and whether or not legally binding, and including any means, whether or not legally required, pursuant to which any benefit is provided by an employer to any employee or former employee or the beneficiary or beneficiaries of any such employee or former employee.

Purina Retirement Plans: as defined in Section 7.01 of this Agreement.

Qualified Plan:  a Plan which is an employee pension benefit plan
(within the meaning of Section 3(2) of ERISA) and which constitutes or is intended in good faith to constitute a qualified plan under Section 401(a) of the Code.

Ralcorp:  as defined in the recitals to this Agreement.

Ralcorp Assets: subject to the provisions of any other agreement referred to in this Agreement, (i) all of the Assets used or held by or on behalf of any member of either Group immediately prior to the Distribution Date, which Assets are used or held for use exclusively in the Ralcorp Business rather than the Ralston Business, and any office equipment and furniture used immediately prior to the Distribution exclusively by Ralcorp Employees, (ii) all of the outstanding shares of capital stock of Summit, KRMI, ARS, Bremner Finance and all other Subsidiaries of Ralcorp engaged in the Ralcorp Business, and (iii) all of the other Assets listed on Schedule 1.01(a); notwithstanding the above, however, Ralcorp Assets shall not include the Assets listed or described on Schedule 1.01(b).

Ralcorp Business:  all of the Cereal Business, the Baby Food
Business and the Bremner Business and the businesses conducted immediately prior to the Distribution Date by Summit, KRMI and ARS.

Ralcorp Deferred Compensation Plans: as defined in Section 7.05 of this Agreement.

Ralcorp Employee: any individual who on the Distribution Date is an officer or employee of any member of either Group and (a) who is primarily employed in the Ralcorp Business, or (b) who will be an employee of the Ralcorp Group following the Distribution, or
(c) who is on leave or layoff from active employment but who, immediately prior to commencement of such leave or layoff, was primarily employed in the Ralcorp Business, except that a Ralcorp Employee shall not include any individual who, as of the Distribution Date, (i) has been determined to be disabled under the Purina Benefit Association Long Term Disability Plan ("LTD Plan"), the Ralston Purina Company Group Life Insurance Plan or the Purina Retirement Plan for Production Employees; or (ii) is on leave during a waiting period prior to a determination of disability under the LTD Plan.

Ralcorp Group:  Ralcorp and its Subsidiaries, including KRMI,
Summit, ARS and Bremner Finance.

Ralcorp Individual: any individual who is a Ralcorp Employee or a beneficiary of a Ralcorp Employee.

Ralcorp ISP:  as defined in Section 7.04 of this Agreement.

Ralcorp Obligations:  as defined in Article X of this Agreement.

Ralcorp Officers: the individuals listed on Schedule 7.04 to this Agreement.

Ralcorp Retirement Plans: as defined in Section 7.01 of this Agreement.

Ralcorp Share Purchase Rights Agreement:  as defined in Section
2.03 of this Agreement.

Ralcorp Group Territory:  the United States and the entire
Western Hemisphere.

Ralston:  as defined in the recitals to this Agreement.

Ralston Assets: subject to the provisions of any of the other agreements referred to in this Agreement, all of the Assets, other than the Ralcorp Assets, used or held immediately prior to the Distribution Date by or on behalf of any member of either Group.

Ralston Board: the Board of Directors of Ralston Purina Company and their duly elected or appointed successors.

Ralston Business: all of the businesses of Ralston conducted immediately prior to the Distribution Date by any member of either Group, other than the Ralcorp Business.

Ralston Deferred Compensation Plans: as defined in Section 7.05 of this Agreement.

Ralston Employee: any individual who at any time is or was an officer or employee of any member of any Group, other than a Ralcorp Employee.

Ralston Group Territory:  the entire world except for the United
States and the Western Hemisphere.

Ralston Group: Ralston and its Subsidiaries and Affiliates, other than members of the Ralcorp Group.

Ralston Individual:  any individual who (i) is a Ralston
Employee, (ii) at any time prior to the Distribution Date is or was an officer or employee of any Former Ralston Business or
(iii) is a beneficiary of any individual specified in clause (i) or (ii).

Record Date: the date to be determined by the Board of Directors of Ralston, or the Executive Committee thereof, as the record date for determining shareholders of RPG Stock entitled to receive the Distribution.

Rights: the rights to be issued by Ralcorp pursuant to the Ralcorp Share Purchase Rights Agreement.

RPG Options:  as defined in Section 7.04 of this Agreement.

RPG Stock: Ralston Purina Company Ralston-Ralston Purina Group common stock, $.10 par value.

RPII:  as defined in the recitals to this Agreement.

SEC:  the Securities and Exchange Commission.

Securities Act: the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

Subsidiary: with respect to any specified Person, any corporation or other legal entity of which such Person or any of its Subsidiaries controls or owns, directly or indirectly, more than 50% of the stock or other equity interest entitled to vote on the election of members to the board of directors or similar governing body of such corporation or other legal entity.

Summit:  as defined in the recitals to this Agreement.

Tax Sharing Agreement: as defined in Section 5.03 of this Agreement.

Technology Agreement: as defined in Section 5.03 of this Agreement.

Third Party Claim: any Action or claim by a third party against or otherwise involving an Indemnitee for which indemnification may be sought pursuant to Section 4.04 hereof.

Trademark Agreement: as defined in Section 5.03 of this Agreement.

United States: the fifty states of the United States of America excluding the territories and possessions of the United States.

VCS:  as defined in the recitals to this Agreement.

Welfare Plan: any Plan, including but not limited to the Plans listed on Schedule 7.03, which is not a Qualified Plan and which provides medical, health, disability, accident, life insurance, death, dental or other welfare benefits, including any post-employment benefits or retiree medical benefits.

1.02 References to Time. All references to times of the day in this Agreement shall refer to St. Louis, Missouri time.

ARTICLE II

CERTAIN TRANSACTIONS PRIOR TO THE DISTRIBUTION

2.01 Contribution of Debt; Merger; Transfer of Stock. Prior to the Distribution Date, (i) RPII shall contribute to VCS, as a capital contribution, existing intercompany debt owing from Ralston to RPII in the aggregate principal amount of approximately $600,000,000, and (ii) Ralston and RPII shall enter into an Agreement and Plan of Merger in substantially the form attached to this Agreement as Exhibit 2.01(b) ("Merger Agreement") pursuant to which, subject to the terms and conditions of the Merger Agreement, RPII shall be merged with and into Ralston in accordance with, and with the effects set forth in, the Merger Agreement, the Delaware General Corporation Law and the General and Business Corporation Law of Missouri. Following the Merger, Ralston shall contribute the outstanding shares of its Subsidiaries Eveready Battery Company, Inc., Continental Baking Company and Protein Technologies International Holdings, Inc., all the shares of which are presently owned by RPII but after the Merger will be owned by Ralston, to VCS, along with all notes receivable from such Subsidiaries to Ralston.

2.02 Issuance of Stock. Prior to the Distribution Date, the parties hereto shall take all steps necessary so that immediately prior to the Distribution Date the number of shares of Common Stock outstanding and held by Ralston shall equal the number of shares necessary to effect the Distribution. The Distribution shall be effected by exchanging with certain Ralcorp Employees identified on Schedule 3.02, pursuant to Section 3.02 of this Agreement, shares of Common Stock for shares of approximately equal value of RPG Stock and CBG Stock owned by such Ralcorp Employees, and immediately thereafter distributing, on a pro rata basis to every holder of RPG Stock, one share of Common Stock for every three shares of RPG Stock held as of the Record Date.

2.03 Share Purchase Rights Agreement; Articles of Incorporation; Bylaws. Prior to the Distribution Date, Ralcorp shall adopt a Ralcorp Share Purchase Rights Agreement in substantially the form filed with the SEC as an exhibit to the Form 10, and the Board of Directors of Ralcorp shall authorize a distribution of one Right to every share of outstanding Common Stock, such distribution to occur prior to the Distribution. Ralston and Ralcorp shall take all action necessary so that, at the Distribution Date, the Articles of Incorporation and Bylaws of Ralcorp shall be substantially in the forms filed with the SEC as exhibits to the Form 10.

2.04 Transfer of Assets; Assumption of Liabilities.

(a) Prior to the Distribution Date, the parties hereto shall also take all action necessary to convey, assign and transfer to Ralcorp or another member of the Ralcorp Group as designated by Ralcorp, effective as of the Distribution Date, all of the right, title and interest of Ralston or its Affiliates in the Ralcorp Assets. Effective as of the Distribution Date, Ralston shall contribute the Ralcorp Assets utilized primarily in the Cereal Business to a directly wholly owned subsidiary of Ralcorp and, in addition, shall contribute to such subsidiary all of the outstanding capital stock of KRMI, Summit and ARS. Ralston shall, at that same time, contribute, respectively, the Ralcorp Assets utilized primarily in the Baby Food Business and the Ralcorp Assets utilized primarily in the Bremner Business to two indirectly wholly owned subsidiaries of Ralcorp. The parties acknowledge that formal actions to fully effect such transfers of Ralcorp Assets may not be completed by the Distribution Date, but that the entire beneficial title and interest in and to each Ralcorp Asset shall pass to Ralcorp or the designated member of the Ralcorp Group as of the Distribution Date. Ralston shall, at its sole expense, take such action as is necessary in its reasonable discretion, whether before or after the Distribution Date, to complete the transfer of the Ralcorp Assets to Ralcorp or another member of the Ralcorp Group as designated by Ralcorp, and Ralcorp shall cooperate fully with Ralston in such regard.

(b) As of the Distribution Date, Ralcorp or another member of the Ralcorp Group shall assume or retain all Liabilities, of whatsoever type or nature, arising exclusively out of or associated exclusively with the ownership of the Ralcorp Assets or the operation of the Ralcorp Business prior to the Distribution, whether such Liabilities become known prior to or after or are asserted prior to or after the Distribution, except to the extent such Liabilities are assumed or retained by Ralston pursuant to this Section 2.04(b). To the extent any Liabilities arise out of or are associated with the ownership of both the Ralcorp Assets and the Ralston Assets or the operation of both the Ralcorp Business and the Ralston Business or a Former Ralston Business prior to the Distribution, and have not been assumed or retained by Ralston pursuant to this Section 2.04(b), Ralcorp or another member of the Ralcorp Group shall also assume that portion of such Liabilities arising exclusively out of or associated exclusively with the ownership of the Ralcorp Assets or the operation of the Ralcorp Business prior to the Distribution. In addition, effective as of the Distribution Date, Ralcorp or another member of the Ralcorp Group shall assume
(i) Liabilities specifically described in any other provision of this Agreement or any Ancillary Agreement, and Liabilities described on Schedule 2.04(a) to this Agreement, including approximately $365 million of newly placed debt described thereon. Ralston and members of the Ralston Group shall retain or assume (i) the Liabilities specifically described in this Agreement or any Ancillary Agreement, (ii) the Liabilities specifically described on Schedule 2.04(b) to this Agreement, and
(iii) all other Liabilities not arising exclusively out of or associated exclusively with the ownership of the Ralcorp Assets or the operation of the Ralcorp Business prior to the Distribution, whether such Liabilities become known prior to or after or are asserted prior to or after the Distribution Date.

(c) The parties agree and acknowledge that the assumption by Ralcorp or Ralston, as the case may be, of all such Liabilities described herein is part of a single plan to transfer the Ralcorp Business and the Ralcorp Assets to Ralcorp. With regard to that plan, the parties further agree that (i) the entire beneficial title and interest in and to each and all Ralcorp Assets shall, regardless of when legal title to any such asset is in fact transferred to Ralcorp, remain in Ralston until the Distribution Date at which time all beneficial title and interest in all of the Ralcorp Assets will pass to Ralcorp; (ii) the economic burden of the assumption by the members of the Ralcorp Group or the Ralston Group, as the case may be, of each and all of the Liabilities described herein shall pass to the Ralcorp Group or the Ralston Group, as the case may be, as of the Distribution Date, regardless of when Ralcorp or any other member of the Ralcorp Group or Ralston or any other member of the Ralston Group, as the case may be, in fact assumes or becomes legally obligated to the obligee of any one or more of such Liabilities; and (iii) all operations of the Ralcorp Business shall be for the account of Ralston through 11:59 p.m. on the Distribution Date and shall be for the account of Ralcorp thereafter.

2.05 Conduct of Business Pending the Distribution Date. Prior to the Distribution Date, the Ralcorp Business shall be operated for the sole benefit of Ralston.

2.06 Registration and Listing.  Prior to the Distribution Date:

(a) Ralston and Ralcorp shall prepare, and Ralcorp shall file with the SEC, a Registration Statement on Form 10 ("Form 10") pursuant to Section 12(b) of the Exchange Act with respect to the Common Stock and associated Rights. Ralston and Ralcorp shall use reasonable efforts to cause the Form 10 to become effective under the Exchange Act, and, following such effectiveness, Ralston shall mail the Information Statement to the holders of record of RPG Stock as of the close of business on the Record Date.

(b) The parties hereto shall take all such actions as may be necessary or appropriate under state securities and Blue Sky laws in connection with the Distribution.

(c) Ralston and Ralcorp shall prepare, and Ralcorp shall file and seek to make effective, an application for the listing of the Common Stock and associated Rights on the NYSE, subject to official notice of issuance.

ARTICLE III

THE DISTRIBUTION

3.01 Record Date and Distribution Date. Subject to the satisfaction of the conditions set forth in Section 10.01, the Ralston Board, or the Executive Committee thereof, in its discretion, shall establish the Record Date and the Distribution Date and any appropriate procedures in connection with the Distribution. The Distribution shall be effective as of 11:59 p.m. on the Distribution Date, and the determination of record holders of RPG Stock on the Record Date shall also be as of 11:59 p.m. on that date.

3.02 Distribution. Ralston shall offer to exchange, effective as of the close of business on the Distribution Date, with the Ralcorp Officers and the key Ralcorp Employees listed on Schedule
3.02 certain unrestricted shares of RPG Stock and CBG Stock owned by each of them, as described on said Schedule, for a number of shares of Common Stock equal in market value to the number of shares of RPG Stock and CBG Stock so indicated, based upon (i) the average of the closing prices on the NYSE Composite Index for the RPG Stock and the CBG Stock trading regular way for the ten trading day period ending on the last day prior to the Distribution Date, and (ii) the average of the closing prices on the NYSE Composite Index for the Common Stock for the ten trading day period commencing on the date on which the Common Stock is first traded regular way on the NYSE following the Distribution Date. Ralston shall thereafter distribute the remaining outstanding shares of Common Stock to holders of record of RPG Stock on the Record Date on the basis of one-third of a share of Common Stock for each share of RPG Stock outstanding on the Record Date, subject to the treatment of fractional shares set forth in Section 3.03. All shares of Common Stock issued in the Distribution shall be duly authorized, validly issued, fully paid and nonassessable.

3.03 Payment in Lieu of Fractional Shares. No fractional shares of Common Stock shall be issued in the Distribution. In lieu thereof, Ralston shall remit to each holder of RPG Stock who would otherwise be entitled to receive such fractional shares, an amount equal to the average of the high and low sales prices of the Common Stock during the first three days of trading following the Distribution Date multiplied by such holder's fractional interest in such shares (after making appropriate deductions of the amount required for Federal tax withholding purposes).

ARTICLE IV

INDEMNIFICATION

4.01 Indemnification.

(a) From and after the Distribution Date, Ralston agrees to indemnify and hold harmless Ralcorp against and in respect of any and all Liabilities assumed or retained by Ralston pursuant to
Section 2.04(b) of this Agreement or related to, arising from, or associated with:

(i) any breach or violation of any covenant made in this Agreement or any Ancillary Agreement by Ralston or RPII or any of their Subsidiaries;

(ii) any Third Party Claim primarily relating to the actions of the Ralston Board in authorizing the Distribution; or

(iii) the ownership, use or possession of the Ralston Assets or the operation of the Ralston Business or Former Ralston Businesses, whether relating to or arising out of occurrences prior to or after the Distribution, except to the extent liability therefor is assumed or retained by Ralcorp or another member of the Ralcorp Group pursuant to Section 2.04(b) of this Agreement.

Any indemnification provided for under this Section shall be deemed to also extend to other members of the Ralcorp Group, Affiliates, Ralcorp Employees, directors, Plan fiduciaries, shareholders, agents, consultants, representatives, successors, transferees and assigns of Ralcorp or members of the Ralcorp Group.

(b) From and after the Distribution Date, Ralcorp agrees to indemnify and hold harmless Ralston against and in respect of all Liabilities assumed or retained by Ralcorp or another member of the Ralcorp Group pursuant to Section 2.04(b) of this Agreement or related to, arising from, or associated with:

(i) any breach or violation of any covenant made in this Agreement or any Ancillary Agreement by Ralcorp or any of its Subsidiaries; or

(ii) the ownership, use or possession of the Ralcorp Assets or the operation of the Ralcorp Business, whether relating to or arising out of occurrences prior to or after the Distribution, except to the extent liability therefor is assumed or retained by Ralston or another member of the Ralston Group pursuant to
Section 2.04(b) of this Agreement.

Any indemnification provided for under this Section shall also be deemed to extend to other members of the Ralston Group, Affiliates, Ralston Employees, directors, Plan fiduciaries, shareholders, agents, consultants, representatives, successors, transferees and assigns of Ralston or members of the Ralston Group.

4.02 Insurance and Third Party Obligations. Any indemnification otherwise payable pursuant to Section 4.01 shall be reduced by the amount of any insurance or other amounts (net of deductibles and allocated paid loss retro-premiums) that would be payable by any third party to the Indemnitee or on the Indemnitee's behalf in the absence of this Agreement. It is expressly agreed that no insurer or any other third party shall be (i) entitled to a benefit it would not be entitled to receive in the absence of the foregoing indemnification provisions, (ii) relieved of the responsibility to pay any claims for which it is obligated, or
(iii) entitled to any subrogation rights with respect to any obligation hereunder.

4.03 Actions and Claims Other Than Third Party Claims; Notice and Payment. Upon obtaining knowledge of any Action, Liabilities or claim, other than Third Party Claims, which any Person entitled to indemnification (the "Indemnitee") believes may give rise to any Indemnifiable Loss, the Indemnitee shall promptly notify the party liable for such indemnification (the "Indemnitor") in writing of such Action or claim (such written notice being hereinafter referred to as a "Notice of Claim"); provided, however, that failure of an Indemnitee timely to give a Notice of Claim to the Indemnitor shall not release the Indemnitor from its indemnity obligations set forth in this Article IV except to the extent that such failure materially increases the amount of indemnification which the Indemnitor is obligated to pay hereunder, in which event the amount of indemnification which the Indemnitee shall be entitled to receive shall be reduced to an amount which the Indemnitee would have been entitled to receive had such Notice of Claim been timely given. A Notice of Claim shall specify in reasonable detail the nature and estimated amount of any such Action Liabilities or claim giving rise to a right of indemnification. The Indemnitor shall have thirty Business Days after receipt of a Notice of Claim to notify the Indemnitee (a) whether or not it disputes its liability to the Indemnitee with respect to such Action Liabilities or claim or the amount thereof, and setting forth the basis for such objection. If the Indemnitor fails to respond to the Indemnitee within such thirty Business Day period, the Indemnitor shall be deemed to have acknowledged its responsibility for such Indemnifiable Loss. The Indemnitor shall pay and discharge any such Indemnifiable Loss which is not contested within sixty days after its receipt of a Notice of Claim.

4.04 Third Party Claims; Notice, Defense and Payment. Promptly following the earlier of (i) receipt of notice of the commencement of a Third Party Claim or (ii) receipt of information from a third party alleging the existence of a Third Party Claim, any Indemnitee who believes that it is or may be entitled to indemnification by any Indemnitor under Section 4.01 with respect to such Third Party Claim shall deliver a Notice of Claim to the Indemnitor. Failure of an Indemnitee timely to give a Notice of Claim to the Indemnitor shall not release the Indemnitor from its indemnity obligations set forth in this
Section 4.04 except to the extent that such failure adversely affects the ability of the Indemnitor to defend such Action, Liabilities or claim or materially increases the amount of indemnification which the Indemnitor is obligated to pay hereunder, in which event the amount of indemnification which the Indemnitee shall be entitled to receive shall be reduced to an amount which the Indemnitee would have been entitled to receive had such Notice of Claim been timely given. Indemnitee shall not settle or compromise any Third Party Claim in an amount in excess of $25,000 prior to giving a Notice of Claim to Indemnitor. In addition, if an Indemnitee settles or compromises any Third Party Claims prior to giving a Notice of Claim to an Indemnitor, the Indemnitor shall be released from its indemnity obligations to the extent that such settlement or compromise was not made in good faith and was not commercially reasonable. Within thirty days after receipt of such Notice of Claim (or sooner if the nature of such Third Party Claim so requires), the Indemnitor may
(i) by giving written notice thereof to the Indemnitee, acknowledge liability for, and at its option elect to assume, the defense of such Third Party Claim at its sole cost and expense or
(ii) object to the claim of indemnification set forth in the Notice of Claim delivered by the Indemnitee; provided that if the Indemnitor does not within the same thirty day period give the Indemnitee written notice either objecting to such claim and setting forth the grounds therefor or electing to assume the defense, the Indemnitor shall be deemed to have acknowledged its responsibility to accept the defense and its ultimate liability, if any, for such Third Party Claim. Any contest of a Third Party Claim as to which the Indemnitor has elected to assume the defense shall be conducted by attorneys employed by the Indemnitor and reasonably satisfactory to the Indemnitee; provided that the Indemnitee shall have the right to participate in such proceedings and to be represented by attorneys of its own choosing at the Indemnitee's sole cost and expense. If the Indemnitor assumes the defense of a Third Party Claim, the Indemnitor may settle or compromise the Third Party Claim without the prior written consent of Indemnitee; provided that the Indemnitor may not agree to any such settlement pursuant to which any such remedy or relief, other than monetary damages for which the Indemnitor shall be responsible hereunder, shall be applied to or against the Indemnitee, without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld. If the Indemnitor does not assume the defense of a Third Party Claim for which it has acknowledged liability for indemnification under Section 4.01, the Indemnitee may require the Indemnitor to reimburse it on a current basis for its reasonable expenses of investigation, reasonable attorney's fees and reasonable out-of-pocket expenses incurred in defending against such Third Party Claim and the Indemnitor shall be bound by the result obtained with respect thereto by the Indemnitee, provided that the Indemnitor shall not be liable for any settlement effected without its consent, which consent shall not be unreasonably withheld. The Indemnitor shall pay to the Indemnitee in cash the amount for which the Indemnitee is entitled to be indemnified (if any) within fifteen days after the final resolution of such Third Party Claim (whether by settlement, a final nonappealable judgment of a court of competent jurisdiction or otherwise) or, in the case of any Third Party Claim as to which the Indemnitor has not acknowledged liability, within fifteen days after such Indemnitor's objection has been resolved by settlement, compromise or arbitration pursuant to the provisions of Article XI of this Agreement.

4.05 Other Legal Matters

(a) Notwithstanding any other provision of this Agreement, as of the Distribution Date, Ralston and Ralcorp agree that they (and their Affiliates) shall cooperate in the defense of certain third party legal actions set forth on Schedule 4.05 attached hereto (the "Shared Legal Actions"). Ralston and Ralcorp agree that Ralston's internal legal counsel shall be responsible for directing the defense of Shared Legal Actions including, but not limited to, making the following decisions: selection of outside counsel; litigation strategies; settlement of litigation; and appeals of adverse judgements. Ralston and Ralcorp agree that prior to making decisions regarding the defense of Shared Legal Actions, Ralston's internal legal counsel shall consult with Ralcorp's internal legal counsel.

(b) Ralston and Ralcorp shall bear their own expenses for internal costs relating to the defense of Shared Legal Actions. Any out-of-pocket expenses (including but not limited to the fees and expenses of outside counsel), amounts paid as monetary damages or costs arising from adverse judgments, amounts paid in settlement of disputed claims, and amounts paid for clean-up or remedial expenses arising from Shared Legal Actions relating to environmental laws shall be shared as set forth in Schedule 4.05. The proceeds of any judgment or settlement relating to the Shared Legal Actions payable to either Ralston or Ralcorp shall also be shared as set forth on Schedule 4.05.

4.06 Remedies Cumulative; Survival of Indemnities. The remedies provided in this Article IV shall be cumulative and shall not preclude assertion by any Indemnitee of any other rights or the seeking of any and all other remedies against any Indemnitor.
The obligations of each of the Ralston Group and the Ralcorp Group under this Article IV shall survive the sale or other transfer by it of any assets or businesses or the assignment by it of any Liabilities, with respect to any claim of the other for any Indemnifiable Losses related to such assets, businesses or Liabilities.

ARTICLE V

CERTAIN ADDITIONAL COVENANTS

5.01 Further Assurances. Each party hereto shall cooperate with the other parties, and execute and deliver, or use its best efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain all consents, approvals or authorizations of, any governmental or regulatory authority or any other Person under any permit, license, agreement, indenture or other instrument, and take all such other actions as such party may reasonably be requested to take by any other party hereto from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the transfers of Assets and Liabilities and the other transactions contemplated hereby or in any of the Ancillary Agreements. If any such transfer of Assets or Liabilities is not consummated prior to or on the Distribution Date, then the party hereto retaining such Asset or Liability shall thereafter hold such Asset in trust for the use and benefit of the party entitled thereto (at the expense of the party entitled thereto), or shall retain such Liability for the account of the party by whom such Liability is to be assumed pursuant hereto, as the case may be, and shall take such other action as may be reasonably requested by the party to whom such Asset is to be transferred, or by whom such Liability is to be assumed, as the case may be, in order to place such party, insofar as reasonably possible, in the same position as if such Asset or Liability had been transferred as contemplated hereby. If and when any such Asset or Liability becomes transferable, such transfer shall be effected forthwith. The parties hereto agree that, as of the Distribution Date, each party hereto shall be deemed to have acquired complete and sole beneficial ownership of all of the Assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have assumed in accordance with the terms of this Agreement all of the Liabilities, and all duties, obligations and responsibilities incident thereto, that such party is entitled to acquire or required to assume pursuant to the terms of this Agreement.

5.02 Ralcorp Board. Prior to the Distribution Date, Ralcorp shall take such actions as are necessary such that its Board of Directors is comprised of those individuals named as directors in the Form 10.

5.03 Contractual Arrangements.

(a) Effective as of the Distribution Date, Ralston and Ralcorp shall enter into the Tax Sharing Agreement, substantially in the form attached to this Agreement as Exhibit 5.03(a) ("Tax Sharing
Agreement");

(b) Effective as of the Distribution Date, Ralston and Ralcorp shall enter into the Corporate Services Bridging Agreement, substantially in the form attached to this Agreement as Exhibit
5.03(b) ("Bridging Agreement");

(c) Effective as of the Distribution Date, Ralston and Ralcorp shall enter into the Trademark Agreement, substantially in the form attached to this Agreement as Exhibit 5.03(d) ("Trademark
Agreement").

(d) Effective as of the Distribution Date, Ralston and Ralcorp shall enter into the Technology Agreement, substantially in the form attached to this Agreement as Exhibit 5.03(e) ("Technology
Agreement").

5.04 Intercompany Accounts.

(a) Through and including 11:59 p.m. on the Distribution Date, Ralston shall continue to employ cash management practices with respect to the Ralcorp Business consistent with those employed immediately prior to the date of this Agreement.

(b) All bank accounts used exclusively in the Ralcorp Business, and the balances therein existing as of 11:59 a.m. on the Distribution Date, shall be transferred on the Distribution Date to Ralcorp or its Subsidiaries. All bank accounts used jointly by such Business and any Ralston Business and balances therein existing as of the Distribution Date shall remain with Ralston. Following the Distribution Date, each party shall promptly pay to the other any amounts collected by it through any of its accounts to the extent any of such amounts collected relate exclusively to the Business of the other party, and each party shall promptly pay, upon notice from the other, any deductions or other shortfalls in payment with respect to the other's accounts receivable to the extent such deductions or other shortfalls relate to promotional programs or operating procedures of such first party.

(c) All intercompany services provided by the Ralston Group to the Ralcorp Group shall terminate as of the Distribution Date unless otherwise provided in the Bridging Agreement or any other Ancillary Agreement. Effective as of the close of business on the Distribution Date, all intercompany receivables or payables and loans then existing between any member of one Group and any member of the other Group, other than any such receivables or payables arising out of sales of raw materials, inventories or other tangible goods from one Group to another which are or would be treated as trade receivables or payables in the ordinary course of business, shall be written off by means of cancellation, capital contribution or dividend, as the case may be.

     5.05 Net Worth Guaranty.

     (a) The parties agree and acknowledge that the Net Worth of Ralcorp (as defined in subsection (c) of this Section 5.05) shall be $130 million as of 11:59 p.m. on the Distribution Date. If the Net Worth of Ralcorp as of 11:59 p.m. on the Distribution Date (as determined in subsection (b) hereof) is less than $130 million, then Ralston shall remit to Ralcorp the amount of such deficit in the manner described in subsection (d) hereof. If the Net Worth of Ralcorp is more than $130 million, then Ralcorp shall remit to Ralston the amount of such excess in the manner described in subsection (d) hereof.

     (b) As soon as reasonably practicable following the Distribution Date, Ralston (with the assistance and cooperation, without any charge to Ralston, of personnel employed by Ralcorp or its affiliates) will prepare and deliver to Ralcorp a statement of assets and liabilities of Ralcorp setting forth the Net Worth of Ralcorp as of 11:59 p.m. on the Distribution Date (the "Net Worth Statement"). The Net Worth Statement shall be prepared in accordance with generally accepted accounting principles as applied for year-end reporting purposes, applied consistently in all material respects with Ralston's accounting policies and practices in effect as of the Distribution Date, except as otherwise agreed by the parties. During the period of ten Business Days following the receipt by Ralcorp of the Net Worth Statement, Ralcorp shall be permitted to review the supporting workpapers used to prepare such statement and shall have such access to personnel of Ralston as may be reasonably necessary to permit it to review in detail the manner in which the Net Worth Statement was prepared. On or before the expiration of such ten Business Day period, Ralcorp shall deliver a letter to Ralston stating whether it concurs with the Net Worth Statement and its exceptions thereto ("Disputed Items"), if any, together with the reasons therefor. As promptly as practicable, but no later than ten Business Days after receipt of such letter by Ralston, Ralcorp and Ralston shall attempt to resolve such objections. If during such ten Business Day period the parties are able to resolve all Disputed Items, the amount shown on the Net Worth Statement so agreed upon shall be binding upon the parties to this Agreement. If during such ten Business Day period any such Disputed Items cannot be resolved, (i) those items as to which Ralston and Ralcorp have agreed shall, to the extent of the amounts agreed upon by the parties, be deemed agreed upon, shall no longer constitute Disputed Items and shall be deemed conclusive for purposes of preparing the relevant statement and (ii) the parties shall promptly thereafter but in no event more than ten Business Days thereafter cause an accounting firm, other than Price Waterhouse, of recognized standing reasonably satisfactory to Ralston and Ralcorp promptly to review this Agreement and the remaining Disputed Items for purposes of resolving the remaining Disputed Items and adjustment, if necessary, of the Net Worth Statement. In making such calculation, such accounting firm shall make a determination only of Disputed Items not resolved by the parties and in the case of all other items shall use the amounts which are agreed upon by the parties. Such accounting firm shall deliver to Ralston and Ralcorp, as promptly as practicable, a report setting forth its resolution of the remaining Disputed Items and its recommended adjustment of the Net Worth Statement. In making its determination of such resolution, such accounting firm shall act as an expert and not as an arbitrator, and such report shall be final and binding upon the parties hereto. The cost of such review and report shall be borne equally by Ralston and Ralcorp.

     (c) The term "Net Worth" of Ralcorp shall mean the remainder which results when (i) the dollar amount of the consolidated liabilities of Ralcorp as of 11:59 p.m. on the Distribution Date is subtracted from (ii) the sum of the consolidated depreciated book values of the assets of Ralcorp as of that time and date. The dollar amount of such consolidated liabilities and the sum of the consolidated depreciated book values of such assets shall be determined as if the transfer of assets and assumption of liabilities described in Section 2.04 of this Agreement had been completed as of 11:59 p.m. on the Distribution Date.

     (d)  Any payment required by subsection (a) of this Section
5.05 shall be due and payable no later than five (5) Business Days after the Net Worth of Ralcorp is finally determined pursuant to the provisions of subsection (b) hereof. All payments made pursuant to subsection (a) shall bear interest from the Distribution Date up to but not including the date of payment at a rate of interest per annum equal to the three-month London InterBank Offered Rate (as designated by Nations Bank) on the Distribution Date plus 100 basis points. Any such payment shall be made by bank wire transfer in immediately available funds to an account which shall be designated in writing by the recipient not less than two days prior to the due date.

ARTICLE VI

ACCESS TO INFORMATION


     6.01 Provision of Corporate Records. Prior to or as promptly as practicable after the Distribution Date, Ralston shall deliver to Ralcorp all corporate books and records of Ralcorp and its Subsidiaries as well as copies or, to the extent not detrimental in the sole opinion of Ralston to the interests of Ralston, originals, of all books, records and data relating exclusively to the Ralcorp Assets, the Ralcorp Business, and the Liabilities assumed or retained by Ralcorp, including, but not limited to, all books, records and data relating to the purchase of materials, supplies and services, financial results, sale of products, records of the Ralcorp Employees, commercial data, research done by or for Ralston, catalogues, brochures, training and other manuals, sales literature, advertising and other sales and promotional materials, maintenance records and drawings, all active agreements, active litigation files and government filings. To the extent that originals of such books, records and data are provided to Ralcorp, Ralcorp shall provide Ralston copies thereof as reasonably requested in writing by Ralston. Notwithstanding the above, Ralston shall provide copies of customer information, invoices and credit information only to the extent reasonably requested in writing by Ralcorp, and Ralston shall provide such copies of all books, records and data only to the extent that such action is not prohibited by the terms of any agreements pertaining to such information or is not prohibited by law. From and after the Distribution Date, all books, records and copies so delivered shall be the property of Ralcorp. Notwithstanding the above, Ralston shall not be required to make copies, other than pursuant to Section 6.02 of this Agreement, of any books, records and data which are more than five years old or which relate to events occurring more than five years prior to the Distribution Date, or of any portion of any books, records or data to the extent such portion relates exclusively to the Ralston Assets, the Ralston Business or to Liabilities assumed or retained by Ralston.

     6.02 Access to Information. From and after the Distribution Date, each of Ralston and Ralcorp shall afford to the other and to the other's agents, employees, accountants, counsel and other designated representatives, reasonable access and duplicating rights during normal business hours to all records, books, contracts, instruments, computer data and other data and information ("Information") within such party's possession relating to such other party's businesses, assets or liabilities, insofar as such access is reasonably required by such other party. Without limiting the foregoing, such Information may be requested under this Section 6.02 for audit, accounting, claims, litigation and tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations.

     6.03 Retention of Records. Except as otherwise required by law or agreed in writing, or as otherwise provided in the Tax Sharing Agreement, each of Ralston and Ralcorp shall retain, for a period of at least seven years following the Distribution Date, all significant Information in such party's possession or under its control relating to the business, assets or liabilities of the other party and, after the expiration of such seven-year period, prior to destroying or disposing of any of such Information, (a) the party proposing to dispose of or destroy any such Information shall provide no less than 30 days' prior written notice to the other party, specifying the Information proposed to be destroyed or disposed of, and (b) if, prior to the scheduled date for such destruction or disposal, the other party requests in writing that any of the Information proposed to be destroyed or disposed of be delivered to such other party, the party proposing to dispose of or destroy such Information promptly shall arrange for the delivery of the requested Information to a location specified by, and at the expense of, the requesting party.

     6.04 Confidentiality. From and after the Distribution Date, each Group shall hold, in strict confidence, all Information obtained from the other Group prior to the Distribution Date or furnished to it pursuant to this Agreement or any other agreement referred to herein which relates to or concerns the business conducted by such other Group, and such Information shall not be used by it to the detriment of the other Group, or disclosed by it or its agents, officers, employees or directors without the prior written consent of such other Group unless and to the extent that (a) disclosure is compelled by judicial or administrative process or, in the opinion of such Group's counsel, by other requirements of law, or (b) such Group can show that such Information was (i) available to such Group on a nonconfidential basis prior to its disclosure by the other Group,
(ii) in the public domain through no fault of such Group, (iii) lawfully acquired by such Group from other sources after the time that it was furnished to such Group pursuant to this Agreement or any other agreement referred to herein, or (iv) independently developed by such Group. Notwithstanding the foregoing, each Group shall be deemed to have satisfied its obligations of confidentiality under this Section 6.04 with respect to any Information concerning or supplied by the other Group if it exercises substantially the same care with regard to such Information as it takes to preserve confidentiality for its own similar Information.

     6.05 Reimbursement. Each member of any Group providing Information pursuant to Sections 6.02 or 6.03 to any member of the other Group shall be entitled to receive from the recipient, upon presentation of an invoice therefor, payment of all out-of-pocket costs and expenses as may reasonably be incurred in providing such Information.

ARTICLE VII

EMPLOYEE BENEFITS; LABOR MATTERS

     7.01 Purina Retirement Plans.

     (a) Ralcorp shall take, or cause to be taken, all action necessary and appropriate to establish, effective as of the day after the Distribution Date, and administer a defined benefit pension plan which is a Qualified Plan ("Ralcorp Retirement Plan") and to provide benefits thereunder for all Ralcorp Individuals who, on the Distribution Date,were participants in, or otherwise entitled to, benefits under the Purina Retirement Plan for Sales, Administrative and Clerical Employees or the Purina Retirement Plan for Production Employees (the "Purina Retirement Plans"). Ralcorp agrees that each such Ralcorp Individual shall be, to the extent applicable, entitled, for all purposes under the Ralcorp Retirement Plan, to be credited with the term of service and any accrued benefit credited to such Ralcorp Individual as of the Distribution Date under the terms of any applicable Purina Retirement Plan as if such service had been rendered to Ralcorp and as if such accrued benefit had originally been credited to such Ralcorp Individual under the Ralcorp Retirement Plan. Ralston agrees to provide Ralcorp, as soon as practicable after the Distribution Date (with the cooperation of Ralcorp to the extent that relevant information is in the possession of the Ralcorp Group), with a list of the Ralcorp Individuals who were, to the best knowledge of Ralston, participants in or otherwise entitled to benefits under each Purina Retirement Plan immediately prior to the Distribution Date, together with a listing, if requested by Ralcorp, of each such Ralcorp Individual's term of service for eligibility and vesting purposes under such Plan and a listing of each such Ralcorp Individual's accrued benefit thereunder. Ralston shall, as soon as practicable after the Distribution Date, provide Ralcorp with such additional information (in the possession of the Ralston Group and not already in the possession of the Ralcorp Group) as may be reasonably requested by Ralcorp and necessary in order for the Ralcorp Group to establish and administer effectively the Ralcorp Retirement Plan.

     (b) Ralston agrees, as soon as practicable following the Distribution Date, to direct the trustees of the Purina Retirement Trust to transfer to the trustee or other funding agent of the Ralcorp Retirement Plan, in cash, securities, other property or a combination thereof, as reasonably determined by Ralston and agreed to by Ralcorp, an amount equal to (X) less
(Y), as adjusted by (Z) plus $3 million; where (X) equals the projected benefit obligations (within the meaning of Statement No. 87 of the Financial Accounting Standards Board) to the Ralcorp Individuals as of the Distribution Date pursuant to the benefit provisions of the Purina Retirement Plans in effect as of September 30, 1993, as determined by Kwasha Lipton based on the actuarial assumptions used for the Purina Retirement Plans for the latest plan year ending prior to the Distribution Date; where
(Y) equals aggregate payments made from the Purina Retirement Trust relating to the Purina Retirement Plans in respect of Ralcorp Individuals from the Distribution Date through the date of complete transfer; and where (Z) equals the amount of the net earnings or losses, as the case may be, from the Distribution Date through the date of transfer, on the average of the daily balances of (X) and (Y) and based upon the actual rate of return earned by the Purina Retirement Plans during such period. Notwithstanding the foregoing provisions of this Section 7.01(b), such transfer shall be adjusted, if and to the extent necessary, to comply with applicable law and regulations, including Section 414(1) of the Code and the regulations promulgated thereunder.

     (c)  In connection with the transfers described in this
Section 7.01, Ralcorp and Ralston shall cooperate in making any and all appropriate filings required under the Code or ERISA, and the regulations thereunder, and any applicable securities laws and take all such action as may be necessary and appropriate to cause such transfers to take place as soon as practicable after the Distribution Date; provided, however, that each such transfer shall not take place until as soon as practicable after the later of (i) the expiration of a 30-day period following the date of filing any required Forms 5310-A (or any successor form thereto) with the IRS and (ii) the receipt of a favorable IRS determination letter with respect to the qualification of the Ralcorp Retirement Plan under Section 401(a) of the Code or, in the event that the Ralcorp Retirement Plan is substantially identical to the Purina Retirement Plans, the receipt by Ralston of an opinion of counsel retained by Ralcorp and reasonably satisfactory in form and substance to Ralston to the effect that such counsel believes the Ralcorp Retirement Plan will be found by the IRS to be qualified under Section 401(a) of the Code and that the trust established thereunder is exempt from federal income tax under Section 501(a) of the Code. Ralston and Ralcorp agree to provide to such counsel such information in the possession of the Ralston Group and the Ralcorp Group, respectively, as may be reasonably requested by such counsel in connection with the issuance of such opinion. Ralston agrees, during the period ending with the date of complete transfer of assets and liabilities to the Ralcorp Retirement Plan, to administer the Purina Retirement Plans in the ordinary course, in accordance with plan provisions, as they were operated prior to the Distribution, except as otherwise set forth in this Agreement.

     (d) Except as specifically set forth in this Section 7.01, from and after the Distribution Date, the Ralston Group shall cease to have any liability or obligation whatsoever with respect to Ralcorp Individuals under the Purina Retirement Plans, and Ralcorp shall assume and shall be solely responsible for all liabilities and obligations whatsoever of either Group with respect to Ralcorp Individuals under the Purina Retirement Plans and shall be solely responsible for all liabilities and obligations whatsoever under the Ralcorp Retirement Plan; provided, however, that Ralston shall either be responsible for or make all required contributions, no later than the date such contributions are legally required to be made, in respect of Ralcorp Individuals with respect to each Purina Retirement Plan for all prior Plan years and for the portion of the Current Plan Year ending on the Distribution Date (determined as set forth in Section 7.01(b)), to the extent not previously made. Ralcorp agrees that, for a period of five years after the Distribution Date, it will not terminate the Ralcorp Retirement Plan or any successor plan.

     7.02 401(k) Plans.

     (a) Ralcorp shall take, or cause to be taken, all necessary and appropriate actions to establish, effective as of the day after the Distribution Date, and administer one or more defined contribution Plans which will be a Qualified Plan and which will also be subject to Section 401(k) of the Code ("Ralcorp SIP"), and to provide benefits thereunder for all Ralcorp Employees who, immediately prior to the Distribution Date, were participants in the Ralston Purina Company Savings Investment Plan ("Ralston SIP") or the Ralston Purina Company Employee Savings Plan for Production Employees ("Ralston ESP"). Ralcorp agrees that each such Ralcorp Employee shall be, to the extent applicable, entitled, for all purposes under the appropriate Ralcorp SIP, to be credited with the term of service and any account balance credited to such Ralcorp Employee as of the Distribution Date under the terms of the Ralston SIP or the Ralston ESP as if such service had been rendered to Ralcorp and as if such account balance had originally been credited to such Ralcorp Employee under the appropriate Ralcorp SIP. Ralston agrees to provide Ralcorp, as soon as practicable after the Distribution Date (with the cooperation of Ralcorp to the extent that relevant information is in the possession of the Ralcorp Group), with a list of the Ralcorp Employees who were, to the best knowledge of Ralston, participants in the Ralston SIP or the Ralston ESP immediately prior to the Distribution Date, together with a listing, if requested by Ralcorp, of each such Ralcorp Employee's term of service for eligibility and vesting purposes under such Plan and a listing of each such Ralcorp Employee's account balance thereunder. Ralston shall, as soon as practicable after the Distribution Date, provide Ralcorp with such additional information (in the possession of the Ralston Group and not already in the possession of the Ralcorp Group) as may be reasonably requested by Ralcorp and necessary in order for the Ralcorp Group to establish and administer effectively any Ralcorp SIP. The Ralcorp SIP receiving transfers of accounts from the Ralston SIP shall contain a "Common Stock Fund" as an investment alternative for participants, and Ralcorp Employees for whom account balances are to be transferred to the Ralcorp SIP from the Ralston SIP, as described below, shall be permitted to elect to invest such balances, or any portion thereof, in the Common Stock Fund. Such Ralcorp SIP shall also qualify as an ESOP, as defined in Section 4975(e)(7) of the Code, and shall provide a 100% matching contribution for the first 6% of participant elective deferrals, but participants who were first employed in either the Ralston Group or the Ralcorp Group after June 30, 1993, shall receive a match equal to 20% of the match available to employees first hired prior to that date for each year of service, up to a maximum 100% match by Ralcorp. Both matched and matching contributions shall be invested in the Common Stock Fund.

     (b) Ralston agrees, as soon as practicable following the Distribution Date, to direct the trustees of the Ralston Purina Company Savings Investment Trust, and of the Trust for the Ralston ESP, to transfer to the trustee or other funding agent of the appropriate Ralcorp SIP in cash, securities or other property or a combination thereof, as reasonably determined by Ralston, an amount equal to the account balances as of the date of transfer attributable to the participants and beneficiaries in the Ralston SIP or the Ralston ESP, as the case may be, who are Ralcorp Employees, plus the portion of any unallocated contributions and trust earnings attributable to such participants who are Ralcorp Employees, other than, with respect to the Ralston SIP, shares of Ralston's Series A ESOP Convertible Preferred Stock ("ESOP Stock") held in the Ralston SIP's ESOP suspense account. Such transfer shall be adjusted, if and to the extent necessary, to comply with Section 414(l) of the Code and the regulations promulgated thereunder. At the time determined appropriate by the appropriate fiduciary of the Ralston SIP, such fiduciary shall cause shares of ESOP Stock allocated to accounts of Ralcorp Employees under the Ralston SIP to be converted into or redeemed for shares of RPG Stock and CBG Stock, as provided by the terms of the ESOP Stock. Shares of RPG Stock and CBG Stock received by the Ralston SIP upon such redemption or conversion, as well as shares of such stocks otherwise held in the Plan with respect to Ralcorp Employee participant accounts in the RPG Stock Fund and the CBG Stock Fund, will be transferred directly to the trustee of the Ralcorp SIP for attribution to respective participant accounts in that Plan. Shares of Common Stock distributed with respect to shares of RPG Stock held in the Ralston SIP as of the Distribution, to the extent attributable to accounts of Ralcorp Employees, shall be transferred to respective participant accounts in the Common Stock Fund of the Ralcorp SIP.

     (c) In connection with the transfers described in Section 7.02(b), Ralston and Ralcorp shall cooperate in making any and all appropriate filings required under the Code or ERISA, and the regulations thereunder, and any applicable securities laws and take all such action as may be necessary and appropriate to cause such transfers to take place as soon as practicable after the Distribution Date; provided, however, that each such transfer shall not take place until as soon as practicable after the earlier of (A) the receipt of a favorable IRS determination letter with respect to the qualification of each applicable Ralcorp SIP under Section 401(a) of the Code or (B) the receipt by Ralston of an opinion of counsel retained by Ralcorp and reasonably satisfactory in form and substance to Ralston to the effect that such counsel believes the Ralcorp SIP will be found by the IRS to be qualified under Section 401(a) of the Code and that each trust established thereunder is exempt from federal income tax under Section 501(a) of the Code. Ralston and Ralcorp agree to provide to such counsel such information in the possession of the Ralston Group and the Ralcorp Group, respectively, as may be reasonably requested by such counsel in connection with the issuance of such opinion. Ralston agrees, during the period ending with the date of complete transfer of assets and liabilities to the Ralcorp SIP, to administer the Ralston SIP and the Ralston ESP, in accordance with plan provisions, and, insofar as it is practical, in the ordinary course as it was operated prior to the Distribution, except as otherwise set forth in this Agreement.

     (d) Except as specifically set forth in this Section 7.02, from and after the Distribution Date, Ralston shall cease to have any liability or obligation whatsoever with respect to Ralcorp Employees under the Ralston SIP and the Ralston ESP (other than the obligation to complete the transfer of assets and liabilities to the Ralcorp SIP described in (c) above) and Ralcorp shall assume and shall be solely responsible for all liabilities and obligations whatsoever of either Ralston or Ralcorp with respect to Ralcorp Employees under the Ralston SIP and the Ralston ESP and shall be solely responsible for all liabilities and obligations whatsoever under the Ralcorp SIP; provided, however, that Ralston shall, in respect of Ralcorp Employees participating in the Ralston SIP and the Ralston ESP prior to the Distribution, either be responsible for or make all required contributions, no later than the date such contributions are legally required to be made, for all prior Plan years and for the portion of the Current Plan Year ending on the Distribution Date, to the extent not previously made.

     7.03 Welfare Plans

     (a) Ralcorp shall take, or cause to be taken, all actions necessary and appropriate on behalf of itself and the Ralcorp Group to adopt such Welfare Plans as necessary to provide welfare benefits, effective as of the Distribution Date, to Ralcorp Individuals, including the Plans listed on Schedule 7.03. For this purpose, with respect to any Ralcorp Individual, Ralcorp or a member of the Ralcorp Group shall, to the extent applicable, credit such Ralcorp Individual with the term of service credited to such Ralcorp Employee as of the Distribution Date under the terms of the applicable welfare plan maintained by Ralston and consider such Ralcorp Individual to have satisfied any other eligibility criteria as of the Distribution Date which such Ralcorp Employee had satisfied under the terms of the applicable welfare plan maintained by Ralston as if such service had been rendered to Ralcorp or the member of the Ralcorp Group and as if such eligibility criteria had been satisfied while employed by Ralcorp or the member of the Ralcorp Group. Ralcorp will cause Ralcorp Individuals to receive credit for payments made under the Purina Comprehensive Health and Well-Med Plan during the Current Plan Year for purposes of satisfying the applicable deductibles and maximum out-of-pocket limits of the applicable Ralcorp Welfare Plans. In connection with the foregoing, Ralston agrees to provide Ralcorp or its designated representative with such information (in the possession of the Ralston Group and not already in the possession of the Ralcorp Group) as may be reasonably requested by Ralcorp and necessary for the Ralcorp Group to establish any such Welfare Plan.

     (b) Except as otherwise noted in this Section 7.03, Ralcorp shall assume, or cause one or more members of the Ralcorp Group to assume, and shall be solely responsible for, or cause its insurance carriers or agents to be responsible for, all welfare benefit claims incurred by Ralcorp Individuals under the Ralcorp Welfare Plans described above in which such Ralcorp Individuals are eligible to, and elect to, participate on or after 11:59 p.m. on the Distribution Date. Ralston shall retain liability for welfare benefit claims incurred by Ralcorp Individuals under the Purina Comprehensive Health and Well-Med Plan or other Ralston Welfare Plans before 11:59 p.m. on the Distribution Date. For purposes of this Section 7.03, medical and dental services are incurred when the Ralcorp Individual is provided with medical or dental care; death benefit claims are incurred at the time of death of the insured notwithstanding any other provision of any welfare benefit plan to the contrary. As of 11:59 p.m. on the Distribution Date, Ralcorp Employees will cease participating in Welfare Plans maintained by any member of the Ralston Group, except to the extent they elect continued coverage under Ralston's health benefit plans pursuant to the Consolidated Omnibus Budget Reconciliation Act.

     (c) Ralston and the Ralston Group shall be responsible for any retiree medical and life insurance benefits payable under any Welfare Plans of Ralston and the Ralston Group on or after the Distribution Date with respect to any Ralcorp Employees who have retired from the Ralcorp Group or the Ralston Group on or before the Distribution Date and who have met the eligibility requirements for such benefits at that time. Ralcorp Employees who retire from the Ralcorp Group after the Distribution Date shall not be entitled to retiree medical and life insurance benefits from such Welfare Plans of Ralston and the Ralston Group. For purposes of this subsection, the distribution of ownership of the Ralcorp Group to shareholders of RPG Stock shall not be deemed a termination of employment of Ralcorp Employees.

     7.04 Stock Options and Restricted Stock.

     (a) Effective immediately after the Distribution Date, the number of shares of RPG Stock subject to, and the exercise price of, each non-qualified option to acquire RPG Stock granted pursuant to the terms of the ISP ("RPG Option") which immediately prior to the Record Date is outstanding and not exercised shall be adjusted by Ralston in order to reflect the difference in the fair market value of the RPG Stock attributable to the Distribution, in accordance with the requirements of Section 424 of the Code and the regulations promulgated thereunder, based upon (i) the average of the closing prices on the NYSE Composite Index for the RPG Stock, trading regular way with due bills for the Common Stock, for the ten trading day period prior to the Distribution Date and (ii) the average of the closing prices on the NYSE Composite Index for the RPG Stock, trading regular way, for the ten day trading period following the Distribution Date.

     (b) Effective as of the Distribution Date, Ralcorp shall award each Ralcorp Employee holding an outstanding and unexercised RPG Option or non-qualified option to acquire shares of CBG Stock granted pursuant to the terms of the ISP ("CBG Option") immediately following the Distribution an option to purchase shares of Common Stock, with the number of shares of Common Stock subject to, and the exercise price of, such option to be based upon (i) the number of shares of RPG Stock or CBG Stock, as the case may be, subject to , and the exercise price of, such RPG Option or CBG Option, (ii) the average of the closing prices on the NYSE Composite Index for the RPG Stock, trading regular way with due bills for Common Stock, or the CBG Stock, as the case may be, for the ten trading day period prior to the Distribution Date and (iii) the average of the closing prices on the NYSE Composite Index for the Common Stock for the ten trading day period commencing on the date on which the Common Stock is first traded regular way on the NYSE following the Distribution Date. The exercise price of any such option to purchase shares of Common Stock shall be rounded to the nearest whole cent; the number of shares subject to any such option shall be rounded to the nearest share. All RPG Options and CBG Options held by Ralcorp Employees immediately following the Distribution shall, pursuant to the terms thereof, be forfeited six months following the Distribution if not exercised prior thereto.

     (c) Restricted shares of RPG Stock or CBG Stock awarded pursuant to the ISP and held by Ralcorp Employees (other than the officers of Ralcorp (the "Ralcorp Officers") listed on Schedule
7.04 attached hereto) immediately prior to the Distribution, and restricted dividend and interest accounts with respect thereto, shall, pursuant to the terms of such awards, be forfeited as of the Distribution. As soon as practicable following the Distribution, Ralcorp shall award to such Ralcorp Employees restricted shares of Common Stock which are equal in value to the restricted shares of RPG Stock and CBG Stock so forfeited, along with accrued dividends and interest, based upon (i) the average closing prices on the NYSE Composite Index for the RPG Stock and the CBG Stock, trading regular way for the ten trading day period prior to the Distribution Date, and (ii) the average closing price on the NYSE Composite Index for the Common Stock for the ten trading day period commencing on the date on which the Common Stock is first traded regular way on the NYSE following the Distribution Date. Such restricted shares of Common Stock shall be subject to the same restrictions on vesting to which the restricted shares of RPG Stock and CBG Stock so forfeited are subject. Restricted shares of RPG Stock or CBG Stock awarded pursuant to the ISP and held by the Ralcorp Officers immediately prior to the Distribution shall vest and be freed of restrictions as of the Distribution and shall immediately thereafter be exchanged for nonrestricted shares of Common Stock pursuant to
Section 3.02 of this Agreement.

     7.05 Deferred Compensation Plans. Prior to the Distribution Date, Ralcorp will establish a Deferred Compensation Plan for Key Employees, a Supplemental Retirement Plan and an Executive Savings Investment Plan, which plans shall be non-qualified unfunded deferred compensation plans ("Ralcorp Deferred Compensation Plans"). As of the Distribution Date, account balances of Ralcorp Employees in the Equity and Variable Interest Options of the Ralston Purina Deferred Compensation Plan for Key Employees as well as account balances of Ralcorp Employees in the Ralston Purina Supplemental Retirement Plan and the Ralston Purina Company Executive Savings Investment Plan ("Ralston Deferred Compensation Plans") will be converted to account balances under the Ralcorp Deferred Compensation Plans, and Ralcorp shall assume sole liability therefor. Accounts in the Ralston Deferred Compensation Plans reflecting the performance of RPG Stock, CBG Stock or ESOP Stock, including dividend equivalents and fractional stock equivalents, will, as appropriate, be valued based upon the average of the high and low trading prices on the NYSE Composite Index for the RPG Stock and the CBG Stock, trading regular way, for the ten trading day period ending on the last NYSE trading day prior to the Distribution Date, and such values shall be credited to accounts in the Ralcorp Deferred Compensation Plans reflecting the performance of Common Stock, based upon the average of the high and low trading prices of the Common Stock on the NYSE Composite Index for the ten trading day period commencing on the first NYSE trading day following the Distribution Date on which the Common Stock trades regular way. After the Distribution Date, Ralcorp shall be responsible for the payment of all liabilities and obligations for benefits unpaid with respect to all Ralcorp Employees under the Ralcorp Deferred Compensation Plans, the Ralston Purina Executive Savings Investment Plan and the Equity and Variable Interest Options of the Ralston Purina Deferred Compensation Plan for Key Employees, and Ralston shall cease to have any liability with respect thereto. The responsibility of Ralcorp for such payment shall be subject to the receipt by Ralcorp of an opinion of counsel reasonably satisfactory in form and substance to Ralston and Ralcorp to the effect that such assumption of liabilities shall not result in the constructive receipt for tax purposes by participants of account balances so transferred to the Ralcorp Deferred Compensation Plans and that payments made by Ralcorp in satisfaction of such liability shall be deductible by Ralcorp for federal income tax purposes. With respect to account balances of Ralcorp Employees in the Fixed Benefit Option of the Ralston Purina Company Deferred Compensation Plan for Key Employees, Ralston shall retain liability for all unpaid benefits, obligations and liabilities with respect thereto. For purposes of the Ralston Deferred Compensation Plans, individuals who, in connection with the Distribution, cease to be employees of Ralston or the Ralston Group and become Ralcorp Employees shall not be deemed to have terminated employment for purposes of any deferral elections made by such individuals, and service with Ralcorp shall be deemed continuous service with Ralston or the Ralston Group. Notwithstanding the preceding sentence, Ralcorp Employees shall be deemed to have involuntarily terminated their employment with Ralston for purposes of determining their entitlement to Retirement Income Benefits under the Fixed Benefit Option of the Ralston Purina Company Deferred Compensation Plan for Key Employees.

     7.06 Life Insurance Programs.

     (a) Partnership Life Insurance Plan. Ralcorp Individuals who, immediately prior to the Distribution Date, were participants in or otherwise entitled to benefits under the Ralston Partnership Life Insurance Plan, will, as of the Distribution Date, be treated as terminated employees for purposes of such Ralston Partnership Life Insurance Plan, and will be afforded all rights and benefits to which all terminated employees are entitled under the terms of such Plan. Ralston will retain ownership of any individual life insurance contracts then insuring the life of any Ralcorp Employee in accordance with the terms of the Partnership Life Insurance Plan.

     (b)  Split-Dollar Second-To-Die Life Insurance Contracts.
On the Distribution Date, Ralston shall relinquish all rights under any Split Dollar Second-To-Die Life Insurance policies currently insuring the lives of any Ralcorp Employee and his or her spouse, including but not limited to rights to any portion of the cash value or death benefits under such policies, created in accordance with the terms of the Split Dollar Agreement and Collateral Assignment between Ralston and such employee regarding such policies, and will take all reasonable steps necessary to assign such rights to Ralcorp. Prior to the Distribution Date, Ralston shall perform any and all obligations required of it under the terms of such Split Dollar Agreement and Collateral Assignment with respect to such policies.

     7.07 Vacation Pay. Ralcorp will assume all liability for unpaid vacation pay accrued by Ralcorp Employees prior to the Distribution Date. After the Distribution Date, Ralston will have no liability for vacation pay for Ralcorp Employees.

     7.08 Severance Pay.

     (a) Ralston and Ralcorp agree that, with respect to individuals who, in connection with the Distribution, cease to be employees of the Ralston Group and become employees of the Ralcorp Group, such cessation shall not be deemed a severance of employment from either Group for purposes of any Plan that provides for the payment of severance, salary continuation or similar benefits and shall, in connection with the Distribution, if and to the extent appropriate obtain waivers from individuals against any such assertion.

     (b) The Ralston Group shall assume and be solely responsible for all liabilities and obligations whatsoever in connection with claims made by or on behalf of Ralston Individuals and the Ralcorp Group shall assume and be solely responsible for all liabilities and obligations whatsoever in connection with claims made by or on behalf of Ralcorp Individuals in respect of severance pay, salary continuation and similar obligations relating to the termination or alleged termination of any such person's employment either before, to the extent unpaid, or on or after the Distribution Date.

     7.09 Collective Bargaining Agreements.  As of the
Distribution Date Ralston and the Ralston Group shall cease to have any liability or obligation whatsoever with respect to Ralcorp Employees under any of the collective bargaining agreements listed on Schedule 7.09.

     7.10 Other Balance Sheet Adjustments. To the extent not otherwise provided in this Agreement, Ralston and Ralcorp shall take such action as is necessary to effect an adjustment to the books of Ralston and Ralcorp so that, as of the Distribution Date, the prepaid expense balances and accrued employee liabilities with respect to any employee liability or obligation assumed or retained as of the Distribution Date by the Ralston Group or the Ralcorp Group are appropriately reflected on the consolidated balance sheets as of the Distribution Date of Ralston and Ralcorp, respectively.

     7.11 Preservation of Rights to Amend or Terminate Plans. Subject to the provisions of Article VII hereof, no provision of this Agreement, including the agreement of Ralston or Ralcorp that it, or any member of the Ralston Group or the Ralcorp Group, will make a contribution or payment to or under any Plan herein referred to for any period, shall be construed as a limitation on the right of Ralston or Ralcorp or any member of the Ralston Group or the Ralcorp Group to amend such Plan or terminate its participation therein which Ralston or Ralcorp or any member of the Ralston Group or the Ralcorp Group would otherwise have under the terms of such Plan or otherwise, and no provision of this Agreement shall be construed to create a right in any employee or former employee or beneficiary of such employee or former employee under a Plan which such employee or former employee or beneficiary would not otherwise have under the terms of the Plan itself. Notwithstanding the above, however, Ralcorp agrees that it shall not make or cause to be made any amendments to any Plan, nor shall it terminate any Plan, in a manner which would violate the covenants set forth in this Agreement, except as may be required to comply with applicable law, but subject to the provisions of Article VII hereof.

     7.12 Reimbursement; Indemnification. Each of the parties hereto acknowledges that the Ralston Group, on the one hand, and the Ralcorp Group, on the other hand, may incur costs and expenses (including contributions to Plans and the payment of insurance premiums) arising from or related to any of the Plans which are, as set forth in this Agreement, the responsibility of the other party hereto. Notwithstanding anything in this Section
7.12 to the contrary, (1) Ralcorp shall reimburse Ralston and, as applicable, the trustees of the Purina Retirement Plans, for costs and expenses or other liabilities they may incur after the Distribution Date which arise out of (a) action taken by the Pension Benefit Guaranty Corporation (PBGC) or an agreement reached between Ralston or the trustees of the Purina Retirement Plans and the PBGC relating to the funded status of, or payment of benefits by, the Ralcorp Retirement Plan or any successor plan or plans, or (b) the termination of the Ralcorp Retirement Plan or any successor plan prior to the expiration of five years after the Distribution Date; and (2) costs and expenses or other recovery arising from any challenge by the IRS pursuant to
Section 414(l) of the Code, in connection with the calculation of assets and liabilities to be transferred as set forth in Section 7.01, shall not be subject to reimbursement or indemnification under this Agreement. Ralston and Ralcorp agree to reimburse each other, as soon as practicable but in any event within 30 days of receipt from the other party of appropriate verification, for all such costs and expenses.

     7.13 Further Transfers. For a period of six months following the Distribution Date, no member of either Group shall, directly or indirectly, without the prior written consent of a corporate officer of the other Group, solicit or attempt to solicit any employee or officer of such other Group for the purpose of obtaining his or her services for hire, or otherwise causing such employee to leave employment with such other Group, and no member of either Group, without the prior written consent of a corporate officer of the other Group, will, for such period of six months, hire such employee or officer; provided, however, if the employment of any officer or employee of one Group is terminated by that Group at any time following the Distribution, a member of the other Group may employ such person without the consent of the other Group. Subject to the above sentence, Ralston and Ralcorp recognize that there may be Ralcorp Employees who will, after the Distribution, become employed by Ralston and there may be Ralston Employees who become employed, after the Distribution Date, by Ralcorp. With respect to such employees in the following categories, the assets and liabilities which are associated with the plans and programs described in this Agreement will be transferred and assumed in a manner consistent with this Agreement: (a) employees transferring within six months of the Distribution Date directly from one Group to the other and (b) with respect to employees who are performing services pursuant to the Bridging Agreement, those who transfer to the other Group within thirty days of the expiration of the period during which such individual performed such bridging services.

     7.14 Other Liabilities. As of the Distribution Date, Ralcorp shall assume and be solely responsible for all Liabilities whatsoever of the Ralston Group with respect to claims made by Ralcorp Individuals relating to any Liability not otherwise expressly provided for in this Agreement, including earned salaries, wages, severance payments or other compensation, regardless of whether such Liability was incurred before or after the Distribution Date.

     7.15 Compliance. Notwithstanding anything to the contrary in this Article VII, to the extent any actions of the parties contemplated in this Article are determined prior to the Distribution to violate law or result in unintended tax liability for Ralston Individuals or Ralcorp Individuals, such action may be modified to avoid such violation of law or unintended tax liability.

     7.16 Agreement of Parties Notwithstanding anything herein to the contrary, the agreements contained in this Article VII shall be binding only as between the parties to this Agreement, no Ralston Individual or Ralcorp Individual or other person shall have any right with respect to any such agreement, and no person other than the parties to this Agreement shall have any rights to enforce any provision hereof.

ARTICLE VIII

POST-DISTRIBUTION OBLIGATIONS

     8.01 Ralcorp Post-Distribution Obligations. Ralcorp shall, and shall cause each member of the Ralcorp Group to, comply with each representation and statement made, or to be made, to the Internal Revenue Service (the "IRS") in connection with any ruling obtained, or to be obtained, by Ralston, from the IRS with respect to any transaction contemplated by this Agreement. Neither Ralcorp nor any member of the Ralcorp Group shall for a period of two years following the Distribution Date engage in any of the following transactions, unless, in the sole discretion of Ralston, either (a) an opinion in form and substance satisfactory to Ralston is obtained from counsel to Ralcorp, the selection of which counsel is agreed to by Ralston or (b) a supplemental ruling is obtained from the IRS, in either case to the effect that such transactions would not adversely affect the tax consequences of the contributions, transfers, assumptions, Merger and Distribution described in Articles II and III of this Agreement to (1) Ralston or any member of the Ralston Group, (2) Ralcorp or any member of the Ralcorp Group, or (3) the Ralston shareholders. The transactions subject to this provision are:
(i) making a material disposition (including transfers from one member of the Ralcorp Group to another member of the Ralcorp Group), by means of a sale or exchange of assets or capital stock, a distribution to shareholders, or otherwise, of any of its assets (other than the transactions contemplated by this Agreement) except in the ordinary course of business; (ii) repurchasing any Ralcorp capital stock, unless such repurchase satisfies the requirements of Section 4.052 of Revenue Procedure 86-41, as modified by Revenue Procedure 91-63; (iii) issuing any Ralcorp capital stock that in the aggregate exceeds ten percent (10%) of the issued and outstanding stock of Ralcorp immediately following the Distribution; (iv) liquidating or merging with any other corporation (including a member of the Ralcorp Group); or
(v) ceasing to engage in the active conduct of a trade or business within the meaning of Section 355(b)(2) of the Code. Ralcorp hereby represents that neither Ralcorp nor any member of the Ralcorp Group has any present intention to undertake any of the transactions set forth in (i), (ii), (iii), (iv) or (v) above.

     8.02 Ralston Post-Distribution Obligations. Ralston shall, and shall cause each member of the Ralston Group to, comply with each representation and statement made, or to be made, to the IRS in connection with any ruling obtained, by Ralston, from the IRS with respect to any transaction contemplated by this Agreement.

     8.03 Indemnification of Shareholders. In the event that Ralston or Ralcorp breaches or violates any covenant made in this
Article VIII, the breaching party shall indemnify and hold harmless all shareholders of Ralston as of the Record Date against and in respect of any and all costs, expenses, deficiencies, litigation, proceedings, taxes, levies, assessments, attorneys' fees, damages or judgments of any kind or nature whatsoever, related to, arising from, or associated with such breach or violation.

ARTICLE IX

NO REPRESENTATIONS OR WARRANTIES; EXCEPTIONS

     Ralcorp understands and agrees that, except as set forth in
Article VIII, no member of the Ralston Group is, in this Agreement or in any Ancillary Agreement or other agreement or document, implicitly or explicitly representing or warranting to Ralcorp in any way as to the Ralcorp Assets, the Ralcorp Business or the Liabilities of the Ralcorp Group or as to any consents or approvals required in connection with the consummation of the transactions contemplated by this Agreement, it being agreed and understood that the Ralcorp Group shall take all of the Ralcorp Assets "as is, where is" and that, except as provided in Section 5.01, the Ralcorp Group shall bear the economic and legal risk that conveyances of the Ralcorp Assets shall prove to be insufficient or that the title of any member of the Ralcorp Group to any Ralcorp Assets shall be other than good and marketable and free from encumbrances.

ARTICLE X

GUARANTEES AND SURETY BONDS OF RALSTON

     Ralcorp agrees that as soon as practicable following the Distribution Date it will substitute surety bonds obtained by it for each of the surety bonds of any member of the Ralston Group, if any, relating to any Ralcorp Asset, the Ralcorp Business or any Liability assumed by Ralcorp hereunder. Ralcorp agrees that it shall enter indemnification agreements in its name with each provider of a surety bond obtained with respect to the Ralcorp Assets, the Ralcorp Business or any Liability assumed by Ralcorp. Ralcorp shall use its best efforts to obtain the complete release and discharge of any member of the Ralston Group from all obligations (including any obligations upon any renewal or extension) related to the Ralcorp Assets, the Ralcorp Business or any Liability assumed by Ralcorp on which any member of the Ralston Group is directly or contingently obligated as a guarantor or assignor or otherwise contingently liable (including, without limitation, any letter of credit, guaranties with respect to workers' compensation liabilities, guarantees of industrial revenue bonds, and guarantees issued in connection with the construction and financing of the Princeton, Kentucky manufacturing facility) (the "Ralcorp Obligations"). In the event that Ralcorp is unable to obtain any such release, Ralcorp agrees that (i) it shall not extend the term or otherwise modify any such Ralcorp Obligation in a manner which would expand Ralston's financial exposure under such Ralcorp Obligation, (ii) it shall use its best efforts to substitute itself or another member of the Ralcorp Group as primary guarantor of such Ralcorp Obligations, and (iii) Ralcorp or any member of the Ralcorp Group shall not assign any such Ralcorp Obligation or transfer, sell or assign any assets securing such Ralcorp Obligation or comprising all or any substantial portion of a project, the financing of which gave rise to such Ralcorp Obligation, unless Ralston or the appropriate member of the Ralston Group, as the case may be, is released and discharged of all liabilities with respect to such Ralcorp Obligation. Without limiting any other obligation of indemnification under this Agreement or any agreement described herein, Ralcorp shall defend, indemnify and hold harmless each member of the Ralston Group and their respective Affiliates, Subsidiaries, directors, officers and employees against any and all Liabilities whatsoever incurred or suffered by any of them as a result of any Ralcorp Obligation. The term "best efforts" as used in this paragraph shall not be deemed to require Ralcorp to
(i) prepay any such Ralcorp Obligation (ii) agree to any increase in amount of principal payments or interest with respect thereto or (iii) extend or accelerate the term of any such Ralcorp Obligation.


ARTICLE XI
ARBITRATION

     11.01 Resolution by Negotiation; Arbitration. If any question shall arise in regard to the interpretation of any provision of this Agreement or any Ancillary Agreement or as to the rights or obligations of either Group hereunder or thereunder, each Group shall designate a senior executive within its organization who shall, within thirty days after such question arises, meet with each other to negotiate and attempt to resolve such question in good faith. Such senior executives may, if they so desire, consult outside advisors for assistance in arriving at such a resolution. In the event that a resolution is not achieved within such thirty day period, then the question shall be finally resolved by binding arbitration. This agreement to arbitrate shall continue in full force and effect despite the expiration, rescission or termination of this Agreement. All arbitration shall be undertaken pursuant to the Federal Arbitration Act, and the decision of the arbitrator(s) shall be enforceable in any court of competent jurisdiction. The parties knowingly and voluntarily waive their rights to have their dispute tried and adjudicated by a judge or jury. The arbitrator(s) shall apply the law of the State of Missouri and the arbitration shall be held in St. Louis, Missouri.

     11.02 Demand for Arbitration. Either Group may demand arbitration by sending written notice to the other Group. The arbitration and the selection of the arbitrator(s) shall be conducted in accordance with such rules as may be agreed upon by both Groups, or, failing agreement within thirty days after arbitration is demanded under the Commercial Arbitration Rules of the American Arbitration Association ("AAA"), as such rules may be modified by this Agreement. In any dispute which involves more than $100,000 in damages, three arbitrators shall be used. Unless the parties agree otherwise, they shall be limited in their discovery to directly relevant documents. Responses or objections to a document request shall be served twenty days after receipt of the request. The arbitrator(s) shall resolve any discovery dispute.

     11.03 Authority of Arbitrator(s). The arbitrator(s) shall have the authority to award actual money damages (with interest on unpaid amounts from the date due), but the arbitrator(s) shall not have the authority to award exemplary or punitive damages, and each Group expressly waives any claimed right to such damages. The costs of arbitration, including the costs and expenses of each Group, shall be paid as directed by the arbitrator(s). If a group fails to proceed with arbitration, unsuccessfully challenges the arbitration award, or fails to comply with the arbitration award, the other Group shall be entitled to costs, including attorneys' fees, for having to compel arbitration or enforce the award.

ARTICLE XII

MISCELLANEOUS

     12.01     Conditions to the Distribution.

     (a) The obligation of Ralston to make the Distribution is subject to the satisfaction of each of the following conditions:

          (i) The transactions contemplated by Article II shall have been consummated in all material respects;

          (ii) Ralston shall have received rulings from the IRS, in form and substance satisfactory to Ralston's tax counsel and independent auditors, that the contributions, transfers, assumptions, Merger and Distribution described in Articles II and III of this Agreement will not be subject to federal income taxation at the corporate or shareholder level;

          (iii) The Common Stock and associated Rights shall have been approved for listing on the NYSE, subject to official notice of issuance;

          (iv) The Form 10 shall have been filed with the SEC and shall have become effective, and no stop order with respect thereto shall be in effect;

          (v) All authorizations, consents, approvals and clearances of all federal, state, local and foreign governmental agencies required to permit the valid consummation by the parties hereto of the transactions contemplated by this Agreement shall have been obtained; and no such authorization, consent, approval or clearance shall contain any conditions which would have a material adverse effect on (A) the Ralston Business or the Ralcorp Business, (B) the Assets, results of operations or financial condition of the Ralston Group or the Ralcorp Group, in each case taken as a whole, or (C) the ability of Ralston or Ralcorp to perform its obligations under this Agreement; and all statutory requirements for such valid consummation shall have been fulfilled;

          (vi) Ralston shall have provided the NYSE with the prior written notice of the Record Date required by Rule 10b-17 of the Exchange Act and the rules and regulations of the NYSE;

          (vii) No preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, and no statute, rule, regulation or executive order promulgated or enacted by any governmental authority, shall be in effect preventing the payment of the Distribution;

          (viii) The Distribution shall be payable in accordance with applicable law;

          (ix) All necessary consents, waivers or amendments to each bank credit agreement, debt security or other financing facility to which any member of the Ralston Group or the Ralcorp Group is a party or by which any such member is bound shall have been obtained, or each such agreement, security or facility shall have been refinanced, in each case on terms satisfactory to Ralston and Ralcorp and to the extent necessary to permit the Distribution to be consummated without any material breach of the terms of such agreement, security or facility; and

          (x) One or more members of the Ralcorp Group shall have been substituted, as of the Distribution Date in respect of all Ralston Group debt obligations assumed by Ralcorp or another member of the Ralcorp Group pursuant to this Agreement.

     (b) Any determination made by the Ralston Board in good faith concerning the satisfaction or waiver of any or all of the conditions set forth in Section 12.01(a) shall be conclusive.

     12.02 Covenant Not To Compete. Except as may be otherwise agreed by the parties hereto, for a period of five years commencing on the Distribution Date, no member of the Ralston Group shall engage, directly or indirectly, in the production, distribution or sale of cereals or cereal based salted snack products in the Ralcorp Group Territory, and no member of the Ralcorp Group shall engage, directly or indirectly, in the production, distribution or sale of cereals or cereal based salted snack products in the Ralston Group Territory. For purposes of this Section, a party shall be deemed to be engaged indirectly in the production of such products in the territory if it purchases such products, pursuant to a co-packing or other similar pertinent arrangement, from a third party who manufacturers the product in such territory. Without intending to limit the remedies available to any aggrieved party hereunder, the parties to this Agreement agree that damages at law would be an insufficient remedy in the event of breach by the other party and that the aggrieved party shall be entitled to injunctive relief or other equitable remedies in the event of such breach.

     12.03 Survival of Agreements. All covenants and agreements of the parties hereto contained in this Agreement shall survive the Distribution Date.

     12.04 Entire Agreement. This Agreement, the Exhibits and Schedules hereto and the Ancillary Agreements shall constitute the entire agreement between the parties hereto with respect to the subject matter hereof superseding all previous negotiations, commitments and writings with respect to such subject matter. To the extent that the provisions of this Agreement are inconsistent with the provisions of any Ancillary Agreement, the provisions of such Ancillary Agreement shall prevail.

12.05 Expenses. Except as otherwise provided in this Agreement and the other agreements referred to herein, each party shall pay all of its costs and expenses (including attorneys' and accountants' fees, legal costs and expenses) incurred in connection with this Agreement and the consummation of the transactions contemplated hereby.

12.06 Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Missouri, without regard to its conflicts of law principles, as to all matters, including matters of validity, construction, effect, performance and remedies.

12.07 Notices. All notices, requests, claims, demands and other communications hereunder (collectively, "Notices") shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telegram, telex, facsimile or other standard form of telecommunications, or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

If to a member of the Ralston Group:

Ralston Purina Company
Checkerboard Square
St. Louis, Missouri  63164
Attention: General Counsel

If to a member of the Ralcorp Group:

Ralcorp Holdings, Inc.
901 Chouteau Ave.
St. Louis, Missouri  63102
Attention: General Counsel

or to such other address as either Group may have furnished to the other Group by a notice in writing in accordance with this
Section 12.05.

12.08 Amendment and Modification. This Agreement may be amended, modified or supplemented, and rights hereunder may be waived, only by a written agreement signed by Ralston and Ralcorp. No waiver of any term, provision or condition of or failure to exercise or delay in exercising any rights or remedies under this Agreement, in one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of such term, provision, condition, right or remedy or as a waiver of any other term, provision or condition of, or right or remedy under, this Agreement.

12.09 Successors and Assigns; No Third-Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of each Group and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests and obligations hereunder shall be assigned by either Group without the prior written consent of the other Group (which consent shall not be unreasonably withheld). Except for the provisions of Sections 4.02 and 4.03 relating to Indemnities, which are also for the benefit of the Indemnitees, this Agreement is solely for the benefit of each Group and is not intended to confer upon any other Person any rights or remedies hereunder.

12.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.11 Interpretation.
(a) The Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement.

(b) The parties hereto intend that, for federal income tax purposes, the contributions, transfers, assumptions, Distribution and Merger contemplated hereby shall qualify for non-recognition treatment under Sections 351, 354, 355, 357(a), 368(a)(1)(A) and
368(a)(1)(D) of the Code.

12.12 Legal Enforceability. Any provision of this Agreement or any of the Ancillary Agreements which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. Any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Each party acknowledges that money damages would be an inadequate remedy for any breach of the provisions of this Agreement or any of the Ancillary Agreements and agrees that the obligations of the parties hereunder and thereunder shall be specifically enforceable.

12.13 References; Construction.  References to any "Article",
"Exhibit", "Schedule" or "Section", without more, are to Articles, Exhibits, Schedules and Sections to or of this Agreement. Unless otherwise expressly stated, clauses beginning with the term "including" set forth examples only and in no way limit the generality of the matters thus exemplified.

12.14 Termination. Notwithstanding any provision hereof, this Agreement may be terminated and the Distribution abandoned at any time prior to the Distribution Date by and in the sole discretion of the Ralston Board without the approval of any other party hereto or of Ralston's shareholders. In the event of such termination, no party hereto shall have any Liability to any Person by reason of this Agreement.


THIS AGREEMENT CONTAINS A BINDING ARBITRATION PROVISION WHICH MAY
BE ENFORCED BY THE PARTIES.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.



RALCORP HOLDINGS, INC.        RALSTON PURINA COMPANY




By:___________________       By:________________________


                              RALSTON PURINA INTERNATIONAL, INC.




                              By:______________________________




                              VCS HOLDING COMPANY, INC.




                              By:___________________________